Simpson Thacher & Bartlett llp

2475 hanover street

palo alto, ca 94304

telephone: +1-650-251-5000

facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

December 13, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 and as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 26, 2023, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed on November 15, 2023, and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on November 29, 2023 (as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Registration Statement”), the Company provides the following response to the Staff’s comment in its letter, dated December 11, 2023 (the “comment letter”).

To assist your review, we have retyped the text of the Staff’s comment in italics below.

Management's discussion and analysis of financial conditions and results of operations, page 60

1.	We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other new compensation awards in connection with this offering. Please disclose the expected future expense that will result once this offering is effective. Disclose when that expense is expected to affect your results of operations.

The Company confirms to the Staff that it will disclose the initial stock-based compensation expense relating to the awards to be granted in connection with the IPO on page 61 of the Registration Statement and notes that page 62 of the Registration Statement discloses that stock-based compensation expense will be reflected in the Company’s results of operations from the closing date of the IPO through the applicable vesting periods of such awards.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer
Matthew R. A. Heiman, Chief Legal & Administrative Officer
Waystar Holding Corp.

Jason M. Licht
Christopher J. Clark
Latham & Watkins LLP